Filed Pursuant to Rule 424(b)3
Registration No. 333-166520

Prospectus

Union First Market Bankshares Corporation

35,595 Shares

Fixed Rate Cumulative Perpetual Preferred Stock, Series B

This prospectus relates to the potential resale from time to time by selling securityholders of some or all of the shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B, which we refer to in this prospectus as the Series B Preferred Stock. The Series B Preferred Stock was originally issued by us to the United States Department of the Treasury, which we refer to in this prospectus as the initial selling securityholder, pursuant to the Merger Side Letter Agreement dated February 1, 2010, and the related Securities Purchase Agreement—Standard Terms, which we refer to in this prospectus as the Purchase Agreement, in a transaction exempt from the registration requirements of the Securities Act of 1933. This transaction was in connection with our acquisition of First Market Bank, FSB and our assumption of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B and Series C.

The initial selling securityholder and its successors, including any transferees, which we collectively refer to as the selling securityholders, may offer the securities from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these securities are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for paying any underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from the sale of securities by the selling securityholders.

The Series B Preferred Stock is not listed on an exchange and, unless requested to do so by the initial selling securityholder, we do not intend to list the Series B Preferred Stock on any exchange.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6, and under similar headings in the other documents that are incorporated by reference into this prospectus, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposit accounts or other obligations of a bank or depository institution, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is May 21, 2010.

ABOUT THIS PROSPECTUS

Unless the context requires otherwise, in this prospectus, we use the terms “we,” “us,” “our,” and the “Company” to refer to Union First Market Bankshares Corporation and its subsidiaries. The terms “banks” and “community banks” refer to our community bank subsidiaries.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. By using a shelf registration process, the selling securityholders may, from time to time, offer and sell, in one or more offerings, the securities described in this prospectus.

We may provide a prospectus supplement containing specific information about the terms of a particular offering by the selling securityholders. The prospectus supplement may add, update or change information in this prospectus. If the information in this prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find More Information” for more information.

Our SEC registration statement containing this prospectus, including exhibits, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC’s website or at the SEC’s offices. The SEC’s website and street addresses are provided under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus or a supplement to this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the securities. You should not assume that information contained in this prospectus, in any supplement to this prospectus, or in any document incorporated by reference is accurate as of any date other than the date on the front page of the document that contains the information, regardless of when this prospectus is delivered or when any sale of the securities occurs.

NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus, any prospectus supplement and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. You should not rely on forward-looking statements in this prospectus, any prospectus supplement or the documents incorporated by reference. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulations; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company’s operations, pricing, products and services.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, any prospectus supplement and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, any prospectus supplement and the documents we incorporate by reference.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We do not intend to update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

UNION FIRST MARKET BANKSHARES CORPORATION

General

We are a multi-bank holding company headquartered in Richmond, Virginia. We are one of the largest community banking organizations based in Virginia. As of March 31, 2010, we had total consolidated assets of approximately $3.8 billion, total consolidated loans of approximately $2.8 billion, total consolidated deposits of approximately $3.1 billion and total consolidated shareholders’ equity of approximately $414.8 million. We are committed to the delivery of financial services through our three community banks, Union First Market Bank in Richmond, Virginia, Northern Neck State Bank in Warsaw, Virginia and Rappahannock National Bank in Washington, Virginia, and our three non-bank financial services affiliates.

Each of our community banks is a full service retail commercial bank offering consumers and businesses a wide range of banking and related financial services, including checking, savings, certificates of deposit and other depository services, as well as loans for commercial, industrial, residential mortgage and consumer purposes. We believe that the majority of our franchise’s 94 bank locations are located in attractive parts of Virginia. Our diverse geographic footprint spans from the Tidewater and Northern Neck areas in the eastern part of Virginia, west to the Richmond, Charlottesville and Roanoke metro areas and north through Fredericksburg and up to southern side of the metropolitan Washington D.C. market. Each of our banks is independently operated by local management and boards of directors to ensure community responsiveness and to maintain a customer service focus.

We provide other financial services through our non-bank affiliates, Union Investment Services, Inc., Union Mortgage Group, Inc. (“Union Mortgage”) and Union Insurance Group, LLC (“UIG”). Union First Market Bank owns a non-controlling interest in Johnson Mortgage Company, LLC. Union Investment Services, Inc. operates six offices within our community banks’ trade areas and is a full service investment company handling all aspects of wealth management including stocks, bonds, annuities, mutual funds and financial planning. Union Mortgage has fifteen offices in the following locations: Virginia (eight), Maryland (four), North Carolina (two), and South Carolina (one). Union Mortgage is also licensed to do business in selected states throughout the Mid-Atlantic and Southeast, as well as Washington, D.C. It provides a variety of mortgage products to customers in those areas. The mortgage loans originated by Union Mortgage are generally sold in the secondary market through purchase agreements with institutional investors. UIG is an insurance agency in which each of the subsidiary banks and Union Mortgage has an ownership interest. This agency operates in a joint venture with Bankers Insurance, LLC, a large insurance agency owned by community banks across Virginia and managed by the Virginia Bankers Association. UIG generates revenue through sales of various insurance products, including long term care insurance and business owner policies.

Acquisition of First Market Bank, FSB

On February 1, 2010, we completed our acquisition of First Market Bank, FSB, a privately-held federal savings bank headquartered in Richmond, Virginia. Pursuant to the merger agreement, First Market Bank, FSB merged with and into FMB-UBSH Interim Bank, a newly-formed and wholly-owned interim bank subsidiary of the Company which was renamed First Market Bank following the merger. On March 22, 2010, Union Bank and Trust Company merged with and into First Market Bank. The combined bank is organized as a Virginia chartered commercial bank and wholly-owned subsidiary of the Company and operates under the name Union First Market Bank.

At the effective date of the Company’s acquisition of First Market Bank, FSB, the bank operated 38 full-service branches, 24 of which were located in Ukrop’s Super Markets’ grocery stores and the remainder were operated from free standing bank branch buildings. As of December 31, 2009, First Market Bank, FSB had total consolidated assets of approximately $1.4 billion, total net loans of approximately $1.0 billion, total deposits of approximately $1.2 billion and total stockholders’ equity of approximately $126.7 million.

In accordance with the merger agreement, we issued 7,477,273 shares of our common stock to the shareholders of First Market Bank, FSB in an all stock transaction. Each share of common stock and Series A Preferred Stock of First Market Bank, FSB issued and outstanding before the acquisition was converted into 6,273.259 shares and 7,757.952 shares, respectively, of our common stock. At the effective date of the acquisition, approximately 29% of our outstanding common stock was owned by former shareholders of First Market Bank, FSB. As of such date, Markel Corporation and Ukrop’s Thrift Holdings, Inc., formerly the largest shareholders of record of First Market Bank, FSB, beneficially owned approximately 14% and 12%, respectively, of the outstanding shares of common stock of the Company.

Pursuant to the terms of the merger agreement, David J. Fairchild, the former president and chief executive officer of First Market Bank, FSB, James E. Ukrop, the former chairman of the board of directors of First Market Bank, FSB, and Steven A. Markel, a former director of First Market Bank, FSB, were appointed to serve on the Company’s board of directors. Mr. Fairchild is also serving as the president of the Company.

The shares issued in the acquisition were not registered under the Securities Act of 1933, as amended (the “Securities Act”) and are therefore subject to certain transfer restrictions under the federal securities laws. The merger agreement provides that we will register the shares under the Securities Act as soon as reasonably practicable after the effective date of the acquisition in order to remove such transfer restrictions.

RISK FACTORS

An investment in our Series B Preferred Stock involves certain risks. This prospectus does not describe all of those risks. Before investing in any shares of our common stock, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus, and, if applicable, any prospectus supplement, including the discussion under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and in other reports filed by us with the SEC.

The Series B Preferred Stock is equity and is subordinate to all of our existing and future indebtedness; regulatory and contractual restrictions may limit or prevent us from paying dividends on the Series B Preferred Stock; and the Series B Preferred Stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.

Shares of our Series B Preferred Stock are equity interests in the Company and do not constitute indebtedness. As such, the Series B Preferred Stock, like our common stock, ranks junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series B Preferred Stock, (1) dividends are payable only when, as and if authorized and declared by, our Board of Directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant, (2) as a Virginia corporation, we may not pay dividends if, after giving effect thereto, we would not be able to pay our debts as they come due in the usual course of business, or our total assets would be less than our total liabilities and the amount needed to satisfy the liquidity preferences of any preferred stock, and (3) we may not pay dividends on our capital stock if we are in default on certain indebtedness or have elected to defer payments of interest on our subordinated indebtedness.

Union First Market Bankshares Corporation is an entity separate and distinct from its banking subsidiaries and derives substantially all of its revenue in the form of dividends from such subsidiaries. Accordingly, the Company is and will be dependent upon dividends from its subsidiaries to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on the Series B Preferred Stock and our common stock. The ability of each subsidiary to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event the subsidiaries are unable to pay dividends to the Company, we may not be able to pay dividends on the Series B Preferred Stock. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of such subsidiary’s creditors.

In addition, the Series B Preferred Stock does not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series B Preferred Stock or to which the Series B Preferred Stock will be structurally subordinated.

An active trading market for the Series B Preferred Stock may not develop.

The Series B Preferred Stock is not currently listed on any securities exchange and we do not anticipate listing the Series B Preferred Stock on an exchange unless we are requested to do so by the United States Department of the Treasury (“Treasury”) pursuant to the Purchase Agreement between us and Treasury. There can be no assurance that an active trading market for the Series B Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market value and liquidity of the Series B Preferred Stock may be adversely affected.

The Series B Preferred Stock may be junior in rights and preferences to our future preferred stock.

Subject to approval by the holders of at least 66 2/3% of the shares of Series B Preferred Stock then outstanding, voting together as a separate class, we may issue preferred stock in the future, the terms of which are expressly senior to the Series B Preferred Stock. The terms of any such future preferred stock expressly senior to the Series B Preferred Stock may restrict dividend payments on the Series B Preferred Stock. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Series B Preferred Stock have been paid for the relevant periods, no dividends will be paid on the Series B Preferred Stock, and no shares of the Series B Preferred Stock may be repurchased, redeemed, or otherwise acquired by us. This could result in dividends on the Series B Preferred Stock not being paid when contemplated. In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the Series B Preferred Stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.

Holders of the Series B Preferred Stock have limited voting rights.

Unless and until we are in arrears on our dividend payments on the Series B Preferred Stock for six dividend periods, whether or not consecutive, the holders of the Series B Preferred Stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series B Preferred Stock and certain other matters and except as may be required by Virginia law. If dividends on the Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, the total number of positions on our Board of Directors will automatically increase by two and the holders of the Series B Preferred Stock, acting as a class with any other parity securities having similar voting rights, will have the right to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid in full all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period. See “Description of Series B Preferred Stock - Voting Rights” for more information. Based on the current number of members of our Board of Directors, directors elected by holders of our common stock would have a controlling majority of the Board and would be able to take any action approved by them notwithstanding any objection by the directors elected by holders of our Series B Preferred Stock.

If we are unable to redeem the Series B Preferred Stock after five years, the cost of this capital to us will increase substantially.

If we are unable to redeem the Series B Preferred Stock prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum to 9.0% per annum. See “Description of Series B Preferred Stock” for more information. Depending on our financial condition at the time, this increase in the annual dividend rate on the Series B Preferred Stock could have a material negative effect on our liquidity.

The Purchase Agreement between us and Treasury limits our ability to pay dividends on and repurchase our common stock.

The Purchase Agreement between us and Treasury provides that until the earlier of February 6, 2012 or the date on which all shares of the Series B Preferred Stock have been redeemed by us or transferred by Treasury to third parties, we may not, without the consent of Treasury, (a) increase the cash dividend on our common stock or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of our common stock or preferred stock (other than the Series B Preferred Stock) or trust preferred securities. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series B Preferred Stock. These restrictions could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our Board of Directors.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the securities by the selling securityholders.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated. This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2010	2009	2009	2008 (1)	2007 (1)	2006 (1)	2005 (1)
Ratios of earnings to fixed charges:
Including deposit interest	1.23	1.15	1.19	1.33	1.40	1.69	2.07
Excluding deposit interest	2.11	1.78	1.99	2.45	2.54	3.83	6.02
Ratios of earnings to fixed charges and preferred dividends:
Including deposit interest	1.22	1.14	1.18	1.33	1.40	1.69	2.07
Excluding deposit interest	1.95	1.61	1.77	2.45	2.54	3.83	6.02

(1)	We did not pay any dividends on our preferred stock during these periods. Therefore, the ratios of earnings to fixed charges and preferred dividends are not different from the ratios of earnings to fixed charges.

For purposes of calculating the ratios of earnings to fixed charges, fixed charges are the sum of:

•	interest cost, including interest on deposits; and

•	that portion of rent expense estimated to be representative of the interest factor.

We did not pay any preferred stock dividends prior to 2009. Dividends were paid on our Treasury Series A Preferred Stock during 2009 with total dividend payments of $2.7 million, which covered all of 2009. During the fourth quarter 2009, the Company redeemed the Series A Preferred Stock issued to the Treasury by repaying $59 million received in December 2008 under the Capital Purchase Program.

REGULATORY CONSIDERATIONS

We are extensively regulated under both federal and state law. As a bank holding company registered under the Bank Holding Company Act of 1956, we are subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). We are also considered a bank holding company under the laws of Virginia. Accordingly, we and our banks, other than Rappahannock National Bank, which is regulated and supervised by the Office of the Comptroller of the Currency, are subject to regulation and supervision by the Virginia State Corporation Commission and the Federal Reserve. Our banks have deposit insurance provided by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus. See “Where You Can Find More Information” for information on how to obtain a copy of our 2009 Form 10-K and any subsequent reports.

This regulatory framework is intended primarily for the protection of depositors and the Deposit Insurance Fund and not for the protection of shareholders. As a result of this regulatory framework, our earnings are affected by actions of the FDIC, which insures the deposits of our banking subsidiaries within certain limits, the state banking regulators in Virginia and the Federal Reserve, which regulate us and our banking subsidiaries, and the SEC.

Our earnings are also affected by general economic conditions, our management policies and legislative action. In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

DESCRIPTION OF SERIES B PREFERRED STOCK

The following is a brief description of the terms of the Series B Preferred Stock that may be resold by the selling securityholders. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended, including the Articles of Amendment relating to the Series B Preferred Stock, copies of which have been filed with the SEC and are also available from us upon request. See “Where You Can Find More Information” for more information.

General

Under our Articles of Incorporation, as amended, we have authority to issue up to 500,000 shares of preferred stock, par value $10.00 per share. Of such shares, 35,595 shares have been designated as Series B Preferred Stock, all of which were issued to the initial selling securityholder in a transaction exempt from the registration requirements of the Securities Act. The issued and outstanding shares of Series B Preferred Stock are validly issued, fully paid and non-assessable. Other than the Series B Preferred Stock, no other shares of our preferred stock were issued and outstanding as of March 31, 2010 after the Company redeemed the Series A Preferred Stock issued to the Treasury by repaying $59 million received in December 2008 under the Capital Purchase Program.

Dividends Payable On Shares of Series B Preferred Stock

Holders of shares of Series B Preferred Stock are entitled to receive, if, as and when declared by our Board of Directors out of assets legally available for payment, cumulative cash dividends at a rate per year of 5.19048% per share based on a $1,000 per share liquidation preference with respect to each dividend period during the five year period following February 6, 2009. The 5.19048% dividend rate is a blended rate comprised of the dividend rate of the 33,900 shares of First Market Bank 5% Fixed Rate Non-Cumulative Perpetual Preferred Stock and 1,695 shares of First Market Bank 9% Fixed Rate Non-Cumulative Perpetual Preferred Stock. Holders of shares of Series B Preferred Stock are entitled to receive cumulative cash dividends at a rate per year of 9% per share based on the $1,000 per share liquidation preference with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on each February 15, May 15, August 15 and November 15, each a dividend payment date, starting with February 15, 2010. If any dividend payment date is not a business day, then the next business day will be the applicable dividend payment date, and no additional dividends will accrue as a result of the applicable postponement of the dividend payment date. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series B Preferred Stock are payable to holders of record of shares of Series B Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date as the Board of Directors or any duly authorized committee of the Board determines, so long as such record date is not more than 60 nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series B Preferred Stock, we are required to provide written notice to the holders of shares of Series B Preferred Stock prior to the applicable dividend payment date.

Additionally, we are restricted from paying any dividends on our preferred stock if required payments on our outstanding junior subordinated debentures are not made or deferred. As of March 31, 2010, we had approximately $23.2 million outstanding in junior subordinated debentures issued by us in exchange for funds received from the sale of trust preferred securities by the Company’s Statutory Trust I, an unconsolidated subsidiary trust. These junior subordinated debentures mature on June 17, 2034, but are redeemable at our option at par plus accrued and unpaid interest. We had approximately $37.1 million outstanding in junior subordinated debentures issued by us in exchange for funds received from the sale of trust preferred securities by the Company’s Statutory Trust II, another unconsolidated subsidiary trust. These junior subordinated debentures mature on March 31, 2036, but are redeemable at our option at par plus accrued and unpaid interest on or after March 31, 2011.

We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to the laws of the Commonwealth of Virginia relating to the payment of dividends.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series B Preferred Stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series B Preferred Stock; and

•

at least equally with all other equity securities designated as ranking on a parity with the Series B Preferred Stock, or parity stock, with respect to the payment of dividends and distribution of assets upon any liquidation, dissolution or winding-up of the Company.

Until the earlier of February 6, 2012 or the date on which the initial selling securityholder has transferred all of the Series B Preferred Stock to unaffiliated third parties or such stock is redeemed in full, we may not, without the initial selling securityholder’s consent, increase the cash dividend on our common stock nor, subject to certain exceptions, repurchase any of our common stock or other capital stock or other equity securities, or any trust preferred securities. The initial selling securityholder’s consent is not required for payment of dividends solely in the form of shares of our common stock.

So long as any shares of Series B Preferred Stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. We also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series B Preferred Stock for all prior dividend periods, other than:

•

purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business pursuant to a publicly announced repurchase plan up to the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation;

•

purchases or other acquisitions by broker-dealer subsidiaries of the Company solely for the purpose of market-making, stabilization or customer facilitation transactions in junior stock or parity stock in the ordinary course of our business;

•	purchases or other acquisitions by broker-dealer subsidiaries of the Company for resale pursuant to an offering by us of our stock that is underwritten by the related broker-dealer subsidiary;

•	any dividends or distributions of rights or junior stock in connection with any shareholders’ rights plan or repurchases of rights pursuant to any shareholders’ rights plan;

•

acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not the Company or a subsidiary of the Company, including as trustee or custodian; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before February 6, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

If we repurchase shares of Series B Preferred Stock from a holder other than the initial selling securityholder, we must offer to repurchase a ratable portion of the Series B Preferred Stock then held by the initial selling securityholder.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside therefor, on the Series B Preferred Stock and any other parity stock, all dividends paid or declared for payment on that dividend payment date (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date therefor falling within the dividend period and related to the dividend payment date for the Series B Preferred Stock), with respect to the Series B Preferred Stock and any other parity stock shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our Board of Directors may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series B Preferred Stock from time to time out of any funds legally available for such payment, and the holders of Series B Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

Under the original terms of the TARP Capital Purchase Program, financial institutions were prohibited from redeeming preferred shares held by Treasury within the first three years, unless they completed an equity offering which complied with certain restrictions imposed by Treasury. However, the provisions introduced by the American Recovery and Reinvestment Act of 2009 provide that once an institution notifies Treasury that it would like to repay its TARP investment, Treasury will permit a TARP recipient to redeem the shares of preferred stock issued to Treasury, subject to consultation with the appropriate federal banking agency. In such a case, we may redeem the Series B Preferred Stock, subject to the approval of the Federal Reserve, in whole or in part, upon notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends up to, but excluding, the date of redemption.

The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series B Preferred Stock have no right to require the redemption or repurchase of the Series B Preferred Stock.

If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series B Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our Board of Directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of Series B Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of Series B Preferred Stock designated for redemption will not affect the redemption of any other Series B Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of Series B Preferred Stock are to be redeemed, and the number of shares of Series B Preferred Stock to be redeemed (and, if fewer than all shares of Series B Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of Series B Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series B Preferred Stock will be entitled to receive an amount per share of Series B Preferred Stock, which we refer to in this prospectus as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series B Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Series B Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of Series B Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series B Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of Series B Preferred Stock has been paid in full to all holders of Series B Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series B Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by Virginia law, the holders of Series B Preferred Stock will not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series B Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our Board of Directors will be increased by two. Holders of Series B Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, which we refer to in this prospectus as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our Board of Directors, which we refer to in this prospectus as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the NASDAQ Stock Market corporate governance requirement that listed companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series B Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of the Company will be reduced by the number of preferred stock directors that the holders of Series B Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of shares of Series B Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and the holders of a majority of the shares Series B Preferred Stock and voting parity stock, voting as a class, may fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•

any amendment or alteration of our Articles of Incorporation to authorize or create or increase the authorized number or amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends and/or distribution of assets on any liquidation, dissolution or winding up of the Company;

•

any amendment, alteration or repeal of any provision of our Articles of Incorporation relating to the Series B Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock; or

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any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock or of a merger or consolidation of the Company with another entity, unless the shares of Series B Preferred Stock remain outstanding following any such transaction or, if the Company is not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Series B Preferred Stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole.

provided, however, any increase in the number of shares of authorized preferred stock, including any increase in the authorized number of shares of Series B Preferred Stock necessary to satisfy preemptive or similar rights granted by the Company to other persons prior to February 6, 2009, or the creation and issuance, or an increase in the authorized or issued number of shares, whether pursuant to preemptive or similar rights or otherwise, of any other series of preferred stock, or any increase in the amount of securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series B Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Company will not be deemed to adversely affect the rights, preferences, privileges or voting powers, and shall not require the affirmative vote or consent of, the holders of outstanding shares of the Series B Preferred Stock.

To the extent of the voting rights of the Series B Preferred Stock, each holder of Series B Preferred Stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of Series B Preferred Stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series B Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series B Preferred Stock to effect the redemption.

Remaining Shares of Preferred Stock

We are authorized to issue 500,000 shares of preferred stock, $10.00 par value per share, 35,595 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B. All of the authorized shares of Series B preferred stock are outstanding as of the date of this prospectus. We do not have any other preferred stock outstanding.

The issuance of additional common stock or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of our common stock will have no preemptive rights with respect to any newly issued stock. Our Board of Directors could adversely affect the voting powers of holders of our stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board of Directors does not believe to be in the best interest of our shareholders, the Board could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill. Our Board of Directors has not approved any plan to issue preferred stock for this purpose.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 36,000,000 shares of common stock, par value $1.33 per share, and 500,000 shares of preferred stock, par value $10.00 per share. As of April 30, 2010, there were 25,927,272 shares of common stock outstanding and 35,595 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B outstanding.

Common Stock

Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. Our common stock is traded on the NASDAQ Global Select Market under the symbol “UBSH.” All of the outstanding shares of common stock are, and any common stock issued and sold under this prospectus will be, fully paid and nonassessable.

The transfer agent and registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Dividends

The holders of our common stock are entitled to share ratably in dividends when and as declared by the board of directors out of funds legally available therefor. Our articles of incorporation permit the board of directors to issue preferred stock with terms set by the board, which terms may include the right to receive dividends ahead of the holders of common stock.

The payment of dividends by us will be subject to the restrictions of Virginia law applicable to the declaration of dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights. In addition, the Federal Reserve generally prohibits holding companies from paying dividends except out of operating earnings, and the prospective rate of earnings retention appears consistent with the holding company’s capital needs, asset quality and overall financial condition.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, holders of shares of common stock will be entitled to receive, after payment of all debts and liabilities of the Company and after satisfaction of all liquidation preferences applicable to the preferred stock, all remaining assets of the Company available for distribution in cash or in kind.

Voting Rights

The holders of our common stock have one vote for each share held on any matter presented for consideration at a shareholder meeting. The holders of our common stock are not entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

Our board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. Currently, the board consists of twelve directors. Under the articles, directors may be removed only for cause and with affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

No Preemptive Rights; Redemption and Assessment

Holders of shares of our common stock will not be entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and non-assessable.

Securities Are Not Insured by the FDIC

Investments in the common stock or any of our equity or debt securities will not qualify as deposits or savings accounts and will not be insured or guaranteed by the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of principal.

Certain Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws and Virginia Law

General. Our articles and bylaws and the Virginia Stock Corporation Act (the “Virginia SCA”) contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of the Company. These provisions and the ability to set the voting rights, preferences and other terms of any series of preferred stock that may be issued, may be deemed to have an anti-takeover effect and may discourage takeovers (which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transactions may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our articles and bylaws and provided by the Virginia SCA. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to our articles and bylaws and the statutory provisions contained in the Virginia SCA.

Supermajority Provision. The Virginia SCA provides that, unless a corporation’s articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include:

•	adoption of plans of merger or exchange;

•	sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and

•	adoption of plans of dissolution.

The Virginia SCA provides that a corporation’s articles of incorporation may either increase the vote required to approve those actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

Our articles provide that the actions set out above must be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended by the board, then the transaction must be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

Affiliated Transactions. The Virginia SCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

•

subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Control Share Acquisitions Statute. Under the Virginia SCA’s control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

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unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

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among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”

The provisions of the Affiliated Transactions Statute and the Control Share Acquisitions Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisitions Statute, but we have not.

Preferred Stock

We are authorized to issue 500,000 shares of preferred stock, $10.00 par value per share, 35,595 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B. The Fixed Rate Cumulative Perpetual Preferred Stock, Series A, issued to Treasury under the TARP Capital Purchase Program was redeemed on November 18, 2009. All of the authorized shares of Series B preferred stock are outstanding as of the date of this prospectus. We do not have any other preferred stock outstanding.

Our outstanding series of preferred stock was established in connection with our acquisition of First Market Bank, FSB. On February 6, 2009, First Market Bank, FSB issued and sold to the Treasury 33,900 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B and a warrant to purchase up to 1,695 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C. The Treasury immediately exercised the warrant for the entire 1,695 shares. In connection with the acquisition of First Market Bank, FSB, our board of directors established a series of preferred stock with substantially identical preferences, rights and limitations to the First Market Bank, FSB preferred stock. Pursuant to the closing of the acquisition, each share of First Market Bank, FSB Series B and Series C preferred stock was exchanged for one share of the Company’s Series B preferred stock. The Series B preferred stock of the Company pays cumulative dividends at a rate of 5.19048% per annum for the first five years and thereafter at a rate of 9.0% per annum. The 5.19048% dividend rate is a blended rate comprised of the dividend rate of the 33,900 shares of First Market Bank 5% Fixed Rate Non-Cumulative Perpetual Preferred Stock and 1,695 shares of First Market Bank 9% Fixed Rate Non-Cumulative Perpetual Preferred Stock. The Series B preferred stock of the Company is non-voting and each share has a liquidation preference of $1,000.

Our board of directors is authorized, without further shareholder action, to issue additional preferred stock with such designations, preferences and rights as our board of directors may determine.

SELLING SECURITYHOLDERS

On February 1, 2010, we issued the securities covered by this prospectus to the United States Department of the Treasury (the initial selling securityholder), in a transaction exempt from the registration requirements of the Securities Act. The initial selling securityholder, or its successors, including transferees, may from time to time offer and sell, pursuant to this prospectus or a supplement to this prospectus, any or all of the securities they own. The securities to be offered under this prospectus for the account of the selling securityholders are 35,595 shares of Series B Preferred Stock, representing beneficial ownership of 100% of the shares of Series B Preferred Stock outstanding on the date of this prospectus.

For purposes of this prospectus, we have assumed that, after completion of the offering, none of the securities covered by this prospectus will be held by the selling securityholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. To our knowledge, the initial selling securityholder has sole voting and investment power with respect to the securities.

We do not know when or in what amounts the selling securityholders may offer the securities for sale. The selling securityholders might not sell any or all of the securities offered by this prospectus. Because the selling securityholders may offer all or some of the securities pursuant to this offering, and because currently no sale of any of the securities is subject to any agreements, arrangements or understandings, we cannot estimate the number of the securities that will be held by the selling securityholders after completion of the offering.

Other than with respect to the acquisition of the securities, the initial selling securityholder has not had a material relationship with us. As of the date of this prospectus, we do not know the identity of any other potential selling securityholder.

Information about the selling securityholders may change over time and changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their transferees, may sell all or a portion of the securities beneficially owned by them and offered by this prospectus from time to time directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling securityholders may use any one or more of the following methods when selling shares:

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on any national securities exchange or quotation service on which the preferred stock or the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Global Select Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

In addition, any securities that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with the sale of the securities or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock issuable upon exercise of the warrant in the course of hedging the positions they assume. The selling securityholders may also sell short the common stock issuable upon exercise of the warrant and deliver common stock to close out short positions, or loan or pledge the Series B Preferred Stock or the common stock issuable upon exercise of the warrant to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling securityholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.

In effecting sales, broker-dealers or agents engaged by the selling securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling securityholders in amounts to be negotiated immediately prior to the sale.

In offering the securities covered by this prospectus, the selling securityholders and any broker-dealers who execute sales for the selling securityholders may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. Any profits realized by the selling securityholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Selling securityholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain other statutory and regulatory liabilities, including liabilities imposed pursuant to Sections 11, 12 and 17 of the Securities Act, and Rule 10b-5 promulgated under the Exchange Act of 1934, or the Exchange Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities pursuant to this prospectus and to the activities of the selling securityholders. In addition, we will make copies of this prospectus available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NASDAQ Global Select Market pursuant to Rule 153 under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will set forth the number and type of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We do not intend to apply for listing of the Series B Preferred Stock on any securities exchange or for inclusion of the Series B Preferred Stock in any automated quotation system unless requested by the initial selling shareholder. No assurance can be given as to the liquidity of the trading market, if any, for the Series B Preferred Stock.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities under the Securities Act. We have also agreed, among other things, to bear substantially all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the securities covered by this prospectus.

LEGAL MATTERS

The validity of the Series B Preferred Stock offered hereby will be passed upon for us by LeClairRyan, A Professional Corporation, Richmond, Virginia.

EXPERTS

The consolidated financial statements of Union Bankshares Corporation incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, as stated in their reports appearing therein and herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities offered by this prospectus. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus. You can obtain a copy of the registration statement from the SEC at the address provided below or on the SEC’s website.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.ubsh.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	the description of common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on July 2, 1999;

•	our Annual Report on Form 10-K for the year ended December 31, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010; and

•	our Current Reports on Form 8-K filed on January 15, 2010, January 29, 2010, February 1, 2010, February 2, 2010, February 5, 2010, April 22, 2010, April 30, 2010 and May 5, 2010.

Upon your written or oral request, we will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Your written or oral request for copies of this prospectus and documents we have incorporated by reference should be directed to:

Mr. D. Anthony Peay

Executive Vice President and Chief Financial Officer

Union First Market Bankshares Corporation

111 Virginia Street, Suite 200

Richmond, Virginia 23219

(804) 633-5031